UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 5, 2024

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 3, LLC

(Exact name of issuer as specified in its charter)

Delaware	93-1920406
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

225 Liberty Street, 29th Floor, New York, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 325 Class A Ordinary Shares; Series 327 Class A Ordinary Shares; Series 330 Class A Ordinary Shares; Series 332 Class A Ordinary Shares; Series 334 Class A Ordinary Shares; Series 337 Class A Ordinary Shares; Series 349 Class A Ordinary Shares; Series 352 Class A Ordinary Shares; Series 355 Class A Ordinary Shares; Series 358 Class A Ordinary Shares; Series 369 Class A Ordinary Shares; Series 371 Class A Ordinary Shares; Series 384 Class A Ordinary Shares; Series 388 Class A Ordinary Shares; Series 390 Class A Ordinary Shares; Series 398 Class A Ordinary Shares; Series 400 Class A Ordinary Shares; Series 413 Class A Ordinary Shares; Series 414 Class A Ordinary Shares; Series 431 Class A Ordinary Shares; Series 432 Class A Ordinary Shares; Series 436 Class A Ordinary Shares; Series 447 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

On November 14, 2024, Level & Co. Gallery, LLC, as agent for Series 414 (“Series 414”) of Masterworks Vault 3, LLC, a Delaware limited liability company (the “Company”) and the 414 Segregated Portfolio of Masterworks Cayman, SPC agreed to consign the sole artwork owned by Series 414 created by Mark Bradford (the “Artwork”) to an unaffiliated gallery (the “Consignee”), pursuant to a consignment agreement (the “Consignment Agreement”). A copy of the Consignment Agreement is attached to this Form 1-U as Exhibit 6.1.

Pursuant to the Consignment Agreement, the Consignee is appointed as the exclusive selling agent of the Artwork and may sell the Artwork to a third-party through December 31, 2024 (the “Consignment Period”), provided that Series 414 receives a minimum net proceed amount in connection with the sale (the “Floor Price”). The Floor Price, along with any commission and or profit sharing arrangements, were determined based on arm’s length negotiations among the parties.

The Consignment Agreement also contains representations, warranties, and covenants of the parties that are customary for transactions of this type. The Artwork will be in the custody of the Consignee during the Consignment Period, and title of the Artwork will continue to be held by Series 414 unless (i) the Consignee executes a definitive sale of the Artwork and (ii) Series 414 receives the full amount of its net proceeds from such sale.

Exclusive consignments for a limited duration are a common method of exposing works to a segment of the market, but very often they do not result in a sale transaction. Accordingly, the Company cannot guarantee or express any opinion on the likelihood that a sale of the Artwork will be completed. If the Artwork is sold by the Consignee during the Consignment Period, in accordance with the Company’s Amended and Restated Operating Agreement, Series 414 will use the proceeds of the sale of the Artwork to pay or provide for payment of Series 414’s liabilities, costs and expenses and will distribute the remaining proceeds of the liquidation of the assets to the Series 414’s shareholders of record, after which Series 414 will wind up operations and dissolve.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

6.1	Consignment Agreement*

*Certain confidential portions (indicated by brackets and asterisks) of this exhibit have been omitted from this exhibit

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks Vault 3, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: December 5, 2024